15025363

...MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-25628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARD D. SCHUBERT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 E Saginaw Ste 605
(No. and Street)

East Lansing (City) MI (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Schubert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard D. Schubert, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DAVID GARCIA
NOTARY PUBLIC, STATE OF MI
COUNTY OF CLINTON
MY COMMISSION EXPIRES Jul 9, 2019
ACTING IN COUNTY OF Ingham

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Richard D. Schubert, Inc.
P.O. Box 1796
East Lansing, MI 48826-1796

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Richard D. Schubert, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Richard D. Schubert, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richard D. Schubert, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Richard D. Schubert, Inc. financial statements. The Net Capital Computation is the responsibility of Richard D. Schubert, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Richard D. Schubert, Inc.
Balance Sheet
As of December 31, 2014

Assets

CURRENT ASSETS	
Marketable Securities	$ 94,652.97
Accounts Receivable - Commissions	40,000.00
Deposits & Prepaid Expenses	631.95
Total Current Assets	135,284.92
PROPERTY AND EQUIPMENT	
Vehicles	45,028.81
Accumulated Depreciation - Vehicles	(19,518.64)
Net Property and Equipment	25,510.17
TOTAL ASSETS	$ 160,795.09

Liabilities and Equity

CURRENT LIABILITIES	
FUTA Payable	$ 42.00
SUTA Payable	70.30
Total Current Liabilities	112.30
Total Liabilities	112.30
STOCKHOLDERS' EQUITY	
Capital Stock	5,000.00
Retained Earnings	155,682.79
Total Stockholders' Equity	160,682.79
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 160,795.09

See accountant's audit report

Richard D. Schubert, Inc.
Statement of Income
For the 12 Months Ended December 31, 2014

	12 Months Ended December 31, 2014
Sales	
Commissions - Insurance Var Contracts	$ 139,714.68
Commissions - Invest Co Shares	329,594.65
Total Sales	469,309.33
Gross Profit	469,309.33
Operating Expenses	
Auto Expense	5,866.71
Broker Dealer Fees	1,760.00
Dues & Subscriptions	286.00
Legal & Accounting	5,800.00
Postage	232.00
Rent	7,392.00
Salaries	50,000.00
Taxes - Payroll	3,944.28
Taxes - Other	25.00
Telephone	722.71
Travel - Entertainment	11,431.36
Travel - Meetings & Seminars	2,527.78
Depreciation Expense	4,502.88
Total Operating Expenses	94,490.72
Operating Income (Loss)	374,818.61
Other Income (Expense)	
Interest Income	13.79
Total Other Income (Expense)	13.79
Net Income (Loss) Before Taxes	374,832.40
Net Income (Loss)	$ 374,832.40

Richard D. Schubert, Inc.
Statement of Cash Flows
For the 12 Months Ended December 31, 2014

	For the Year Ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 374,832.40
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	4,502.88
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	(433.44)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	0.00
Total Adjustments	4,069.44
Net Cash Provided By (Used in) Operating Activities	378,901.84
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends Paid	(350,000.00)
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(350,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,901.84
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	65,751.13
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 94,652.97

See accountant's audit report

RICHARD D. SCHUBERT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	1,000	$ 1,000	1,000	$ 4,000	-	$ -	$ 130,851	$ 135,851
Net Income	-	-	-	-	-	-	374,832	374,832
Dividends Paid	-	-	-	-	-	-	(350,000)	(350,000)
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	1,000	$ 1,000	1,000	$ 4,000	$ -	$ -	$ 155,683	$ 160,683

The footnotes are an integral part of the financial statements.

RICHARD SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Richard D. Schubert, Inc. (the Company) was incorporated in the State of Michigan effective July 26, 1974 and subsequently elected "S" Corporation status for federal income tax purposes effective January 1, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in East Lansing, MI. is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)1, which provides that the firm will engage in limited business activities such as dealing in investment company shares.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the investment companies with which it does business.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Effective January 1, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and investment company shares.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2014, or in the procedures followed in making the periodic computation required. At December 31, 2014, the Company had net capital of $92,648 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net

capital was .10 to 1 at December 31, 2014. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares by promptly transmitting all customer funds to the investment company.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Richard d. Schubert, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RETAINED EARNINGS

During the year, the shareholder received distributions of $350,000, which is not recognized as an expense of the corporation. The amount is treated as a return of capital.

NOTE G – RENT

The Company leases office space from the First National Bank. The amount of rent under this arrangement in December 31, 2014 was $7,392.00 for the year.

RICHARD D. SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE H – PROPERTY AND EQUIPMENT

	Estimated Useful Life		
Automobile	5 years	$	45,028.81
Furniture and equipment	3 – 7 years		0
Leasehold improvements	7 years		0
			45,028.81
Less – accumulated depreciation			(19,518.64)
Total		$	25,510.17

The depreciation expense for the year was $4,502.88

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

See accountant's audit report

Richard D. Schubert, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 160,683.00
Nonallowable assets:		
Prepaid Expenses	632.00	
Property and equipment	25,510.00	
Accounts receivable – other	40,000.00	(66,142.00)
Other Charges		
Haircuts	1,893.00	
Undue Concentration	0.00	(1,893.00)
Net allowable capital		$ 92,648.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 7.49
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 87,648.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 112.30
Percentage of aggregate indebtedness to net capital	0.12%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 92,648.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	92,648.00
Reconciled Difference	$ 0.00

Richard D. Schubert, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because it conducts business exclusively with investment companies registered under the Investment Company Act of 1940.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Richard D. Schubert, Inc.
P.O. Box 1796
East Lansing, MI. 48826-1796

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Richard D. Schubert, Inc.. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Richard D. Schubert, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Richard D. Schubert, Inc.. stated that Richard D. Schubert, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Richard D. Schubert, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richard D. Schubert, Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

March 1, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Richard D. Schubert, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2014 through December 31, 2014. Richard D. Schubert, Inc., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Richard D. Schubert, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

Richard D. Schubert, the president of Richard D. Schubert, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Richard D. Schubert has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Richard D. Schubert, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (517) 332-5000.

Very truly yours,

Richard D. Schubert, Inc...

Richard D. Schubert

Richard D. Schubert
President